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                           January 30, 2023

       H. Charles Maddy, III
       Chief Executive Officer
       Summit Financial Group, Inc.
       300 North Main Street
       Moorefield, WV 26836

                                                        Re: Summit Financial
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 23,
2023
                                                            File No. 333-269369

       Dear H. Charles Maddy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance